August 8, 2006

VIA FACSIMILE 203-422-2330
And EDGAR

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Additional Responses to July 14, 2006 Comment Letter and July 26, 2006 Call

Dear Mr. Hiller:

We are writing this letter in response to your original comment letter of July 14, 2006 and as a follow up to last Wednesday's telephone conference call between Van Krikorian, Jack Schmeltzer, Esq., Tracie Towner of the SEC, you and me. This letter confirms the course of action we are following and provides additional responses to the questions in your July 14, 2006 letter and on our conference call. We will wait until you have had a chance to review this letter and discuss the proposed course of action with Van Krikorian before proceeding.

         Global Gold's Course of Action Regarding the 2005 10-KSB Audits

A) At this time we have already faxed our proposed amended Form 10-KSB which presents all of our financial statements on an unaudited basis to Tracie Towner of your office, and she has suggested some revisions to that Form. We will file, shortly, the amended Form 10-KSB which incorporates the suggestions made by Ms. Towner and will eliminate any reference to the audited financial statements originally submitted with the original Form 10-KSB. (This filing is referred to here as the "Interim 10-KSB.")

B) Concurrently with the filing of the Interim 10-KSB, we will file an amended Form 8-K, reflecting your suggestions to the 8-K filed on July 21, 2006 and specifically deleting the words "relevant portions" relating to audited financial statements.

Mr. Karl Hiller Branch Chief
United States Securities and Exchange Commission
August 8, 2006
Page 2

C) As soon as possible thereafter, we will file another amended 10-KSB, which will include financial statements re-audited by our principal auditor for the year ended December 31, 2005 Allen G. Roth, P.A. You have taken note that Grant Thornton Amyot, LLC is now registered with the PCAOB.

D) Our principal auditor for the year ended December 31, 2005 shall re-audit the Company's financial statements in accordance with the requirements with the requirements of the PCAOB, as we have already discussed.

                          Acquisition of Mego Gold, LLC

A) Prior to the acquisition of Mego Gold, LLC (The Tukhmanuk property's license holder) as part of our due diligence, Global Gold obtained the independent NI 43-101 Report (Standards of Disclosure for Mineral Projects) of Roscoe Postle Associates (currently Scott Wilson Roscoe Postle www.rpacan.com) on the Tukhmanuk property (the "RPA 43-101"). As noted during our call, the local auditor's scope limitation dealt with the accounting issues related to accounting (prior to our acquisition) for the fixed asset of the small plant and the value of the acquisition to Global Gold was and is the mineralization at Tukhmanuk, not the value of the small plant. In any event, subsequent to our acquisition, the plant was independently appraised and that valuation is the basis for our accounting, not the pre-acquisition accounting.

B) The purchase price was a total of $3,500,000, with $1,500,000 payable on August 1, 2005 for a 51% of the acquired company and the balance on August 1, 2007. The purchase price was allocated to the assets in accordance with FAS 141, Business Combinations.

            Form 8-K- Reliance on Foreign Auditor by Our New Auditor

A) Sherb & Co. has authorized us to relay that it will issue an opinion on the consolidated financial statements, without reference to other auditors.

                              Changes in Cash Flow

A) A change will be made to the Cash Flow reflecting the change to stockholder net income (loss) upon filing of the amended Schedule 10-KSB.

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
August 8, 2006
Page 3

  Reliance on Foreign Auditor as it Relates to "Play a Substantial Role in the Preparation or Furnishing of Audit Report under PCAOB Rule 1001(p) (ii)

A) Our auditor, Allen Roth, P.A., will perform additional audit procedures to satisfy himself that he will no longer have to rely on the audit report issued on the Armenian subsidiaries by Grant Thornton Amyot. At that juncture, it is our understanding that this issue is no longer applicable.

As we have previously stated, our foreign auditor has registered with the PCAOB as a registered auditor, and it does not appear that we should have any technical issues of this nature for our examination to be performed for December 31, 2006. Also, additional steps are being taken to re-audit our financial statements as soon as our principal auditor, Allen Roth, P.A., concludes his reexamination of our financial statements for the year ended December 31, 2005 without reliance on the audit reports issued by Grant Thornton Amyot, LLC.

Thank you for your consideration.


Very truly yours,



Lester S. Caesar
Chief Financial Officer